Exhibit 107
Calculation of Filing Fee Tables
(1)
424(b)(5)
(Form Type)
Cardinal Health, Inc.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities

Fees to Be Paid	Debt	4.700% Notes due 2026	457(r)	$500,000,000	99.926%	$499,630,000	0.0001531	$76,493.36

Fees to be Paid	Debt	5.000% Notes due 2029	457(r)	$750,000,000	99.966%	$749,745,000	0.0001531	$114,785.96

Fees to be Paid	Debt	5.350% Notes due 2034	457(r)	$1,000,000,000	99.719%	$997,190,000	0.0001531	$152,669.79

Fees to be Paid	Debt	5.750% Notes due 2054	457(r)	$650,000,000	99.605%	$647,432,500	0.0001531	$99,121.92

Total				$ 2,900,000,000		$2,893,997,500		$443,071.03

(1)	The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering.